United States
                         Securities Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 Schedule 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                         Flextronics International Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                    Y2573F102
              -----------------------------------------------------
                                 (CUSIP Number)

                              Richard C. Morrissey
                               Sullivan & Cromwell
                               9a Ironmonger Lane
                             London EC2V 8EY England
                         Telephone: 011-44-171-710-6500
                  --------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                                  James Bartos
                               Shearman & Sterling
                                 199 Bishopsgate
                             London EC2M 3TY England
                         Telephone: 011-44-171-920-9020

                                December 10, 1998
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

---------------------
CUSIP NO.
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

     Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     97,600
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               97,600
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     97,600
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO.
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

     Osterreichische Philips Industrie GmbH
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     73,877
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               73,877
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     73,877
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO.
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

     Philips Beteiligungs GmbH
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY
--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     23,723
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               23,723
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,723
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Ordinary Shares, par value $0.01 per share (the "Securities"), of Flextronics International Ltd. (the "Issuer"), a Singapore corporation with its principal executive offices located at 514 Chai Chee Lane # 04-13, Bedok Industrial Estate, Singapore 469029.

Item 2. Identity and Background

         All references to Philips Electronics N.V. ("PENV") should now be read as Koninklijke Philips Electronics N.V. ("KPENV") in order to reflect the Company's name change since the November 18, 1997 filing of its Statement on
Schedule 13D.

Item 4. Purpose of Transaction

         On December 7, 1998, the Issuer, Osterreichische Philips Industrie GmbH ("Philips I") and Philips Beteiligungs GmbH ("Philips II") entered into an underwriting agreement (the "Underwriting Agreement") with NationsBanc Montgomery Securities LLC, pursuant to which Philips I sold 757,248 Ordinary Shares and Philips II sold 243,152 Ordinary Shares. Under the terms of the Underwriting Agreement, the purchase price for the Ordinary Shares sold by Philips I and Philips II was $72.00.

Item 5. Interest in Securities of the Issuer

         KPENV, Philips I and Philips II (collectively, the "Reporting Persons") beneficially own 97,600 Issuer Ordinary Shares. By virtue of the fact that Philips I and Philips II are each wholly owned subsidiaries of KPENV, KPENV and Philips I may be deemed to share voting and dispositive power over the 73,877 Ordinary Shares beneficially owned by Philips I, and KPENV and Philips II may be deemed to share voting and dispositive power over the 23,723 Ordinary Shares beneficially owned by Philips II. The 97,600 Ordinary Shares owned by the Reporting Persons constitute less than 1% of the issued and outstanding Ordinary Shares.

Item 7. Material to be Filed as Exhibits


1. The Underwriting Agreement incorporated herein by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer and dated December 7, 1998. SEC File #:
     000-23354

2. Power of Attorney, dated December 9, 1998, authorizing J.M.L.M. Ingen Housz to sign on behalf of Dr. Michael Breitegger, as a member of the Board of Management of Philips I

3. Power of Attorney, dated December 9, 1998, authorizing J.M.L.M. Ingen Housz to sign on behalf of Dr. Michael Breitegger, as a member of the Board of Management of Philips II

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December 18, 1998                         Koninklijke Philips Electronics N.V.

                                          By:  /s/ A. Westerlaken
                                             -----------------------------------
                                             Name:  A. Westerlaken
                                             Title: General Secretary


                                          Osterreichische Philips Industrie GmbH

                                          By:  /s/ J.M.L.M. Ingen Housz
                                             -----------------------------------
                                             Name:  J.M.L.M. Ingen Housz
                                             Title: Director Philips Corporate
                                                    Treasury


                                          Philips Beteiligungs GmbH

                                          By:  /s/ J.M.L.M. Ingen Housz
                                             -----------------------------------
                                             Name:  J.M.L.M. Ingen Housz
                                             Title: Director Philips Corporate
                                                    Treasury

                                  EXHIBIT INDEX


Exhibit       Description
-------       -----------

1.            The Underwriting Agreement incorporated herein by reference to
              Exhibit 1.1 to the Form 8-K filed by the Issuer and dated December 7, 1998. SEC File #: 00023354

2.            Power of Attorney, dated December 9, 1998, authorizing J.M.L.M.
              Ingen Housz to sign on behalf of Dr. Michael Breitegger, as a member of the Board of Management of Philips I

3.            Power of Attorney, dated December 9, 1998, authorizing J.M.L.M.
              Ingen Housz to sign on behalf of Dr. Michael Breitegger, as a member of the Board of Management of Philips II